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FEB 27 2018

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SEC FILE NUMBER
8-26089

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JonesTrading Institutional Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 Lindero Canyon Road, Suite 208
(No. and Street)

Westlake Village	California	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trent McNair (818) 879-8478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Trent McNair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

DOREEN TRACHY
Notary Public - California
Los Angeles County
Commission # 2148305
My Comm. Expires Apr 2, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Financial Statement and Supplemental Information

Year Ended December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm 1

Consolidated Financial Statement

Consolidated Statement of Financial Condition 2

Notes to Consolidated Financial Statement 3-12

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of JonesTrading Institutional Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JonesTrading Institutional Services LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

We have served as the Company's auditor since 2015.

New York, NY
February 23, 2018

MARCUMGROUP
MEMBER

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2017

Assets	
Cash (including approximately $456,000 on deposit with clearing brokers)	$ 5,165,805
Cash equivalents	14,839,043
	20,004,848
Due from brokers	24,974,738
Commission and other receivables	1,868,524
Prepaid expenses	1,312,222
Leasehold improvements and equipment, net	1,575,683
Other assets	10,571,160
Total assets	$ 60,307,175
Liabilities and members' equity	
Trade accounts payable	$ 5,472,385
Accrued compensation payable	18,078,083
Accrued owners' distributions	2,305,256
Accrued profit-sharing	1,049,204
Accumulated rent obligation	313,943
Accrued income taxes	199,734
Total liabilities	27,418,605
Members' equity	34,353,352
Accumulated other comprehensive loss	(746,546)
Less: notes receivable due from members	(718,236)
Total members' equity	32,888,570
Total liabilities and members' equity	$ 60,307,175

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

Nature of Business

JonesTrading Institutional Services LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America and Canada. The Company maintains its corporate office in Westlake Village, California, and branch offices throughout the United States of America. JonesTrading International Limited (JTIL), a wholly owned subsidiary, is located in London, England, and provides services throughout Europe. JonesTrading Canada, Inc. (JTC) another wholly owned subsidiary of the Company is incorporated in British Columbia, Canada and has its primary office in Toronto, ON.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of its wholly owned subsidiaries and all significant intercompany transactions and accounts have been eliminated in consolidation for the financial statement presentation.

Basis of Presentation and Use of Estimates

The preparation of consolidated financial statement in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statement and accompanying notes. Significant estimates include the fair value of stock-based compensation and allowance for receivables.

Management believes that the estimates utilized in preparing its consolidated financial statement are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statement, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment-grade commercial paper, all of which have original maturities of three months or less. Interest income on cash equivalents

2. Summary of Significant Accounting Policies (continued)

is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft-dollar arrangements. The Company accounts for soft dollar expenses on an accrual basis. An accrued soft-dollar research payable of $2,210,149 is classified as trade accounts payable in the consolidated statement of financial condition. The funds do not represent "customer funds" of the relevant customers or "funds carried for the account of" the relevant customers as defined in Rule 15c3-3 of the Securities Exchange Act.

Due from Brokers

Due from brokers consists of amounts due to the Company from clearing agents. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been provided.

Commissions and Other Receivables

Commissions and other receivables consist primarily of amounts due to the Company in relation to options transactions that are billed at month-end. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no significant allowance for doubtful accounts has been provided.

Income Taxes

The Company is a flow-through entity for federal tax and state purposes and provides its unit holders with federal and state K-1 statements annually. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying consolidated financial statement. The Company files state returns in various states. Some state and local jurisdictions apply an income tax to unincorporated entities.

2. Summary of Significant Accounting Policies (continued)

The Company's subsidiary JTC is incorporated as a private corporation and pays Canadian federal and provincial taxes. The company's subsidiary JTIL is a disregarded entity for U.S. income tax purposes. It is a corporation for U.K. income tax purposes and files a U.K. corporate tax return. Historically JTIL has operating losses and accordingly the company has a full valuation allowance on any deferred tax asset that would be recorded. The deferred tax asset of JTIL as of December 31, 2017 was nominal.

Under P.L. 115-97 ("The Tax Cuts and Jobs Act"), the Company's members are liable for the tax on deferred income of JTC. Since this tax is not imposed on the Company, no provision for this tax is included in the financial statements.

The Company recognizes the tax benefit of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by a tax authority. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statement, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for all tax years ending December 31, 2017. Tax years 2014 through 2016 are subject to examination by taxing authorities.

The Tax Cuts and Jobs Act which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate and pass-through entity tax rate. ASC 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the earnings and losses of the Company are passed through to its Members, the Company concluded that there was no impact to the financial statements for the year ending December 31, 2017.

Foreign Currency

The financial position and results of operations of the Company's foreign wholly owned subsidiary, JonesTrading Canada Inc., are measured using the Canadian Dollar as the local currency. The financial position and results of operations of JonesTrading International Limited, are measured using the Pound Sterling as the local currency. Assets and liabilities have been translated at the rates of exchange on the balance sheet dates. Revenues and expenses for the years ended December 31, 2017 have been translated into U.S. dollars at average exchange rates prevailing during the years. The resulting foreign currency translation adjustments are recorded as other comprehensive income in the accompanying consolidated financial statement.

2. Summary of Significant Accounting Policies (continued)

As of December 31, 2017, the exchange rate between U.S. Dollars and Canadian Dollars was U.S. $1.00 = CAD 1.2553, and the weighted average exchange rate for the year then ended was U.S. $1.00 = CAD 1.2985. As of December 31, 2017, the exchange rate between U.S. Dollars and Pound Sterling was U.S. $1.00 = GBP 0.7412, and the weighted average exchange rate for the year then ended was U.S. $1.00 = GBP 0.7744.

Gains and losses from foreign currency exchange transactions such as those resulting from exchanges of foreign currency are included in the Consolidated Statement of Income and Comprehensive Income.

3. Fair Value

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 -Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 -Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 -Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments are classified as Level 1.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

3. Fair Value (continued)

Assets at Fair Value at December 31, 2017				
	Level 1	Level 2	Level 3	Total
Money Market Mutual Funds	$14,761,016	$ -	$ --	$14,761,016
Total	$14,761,016	$ --	$ --	$14,761,016

There were no transfers between Levels 1, 2, and 3 and at December 31, 2017, the Company did not hold any Level 2 or 3 assets or liabilities.

4. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 plus minimum capital requirements for all subsidiaries or 6.67% of the aggregate indebtedness. At December 31, 2017, the Company's net capital was $24,117,203, which was $22,040,411 in excess of this requirement.

The Company consolidates its wholly owned subsidiaries under generally accepted accounting principles. The Company consolidates these subsidiaries for its FOCUS reporting requirements in accordance with Rule SEC 15c3-1 Appendix C. The FOCUS report includes an additional $3,733,262 of assets and liabilities from our operating subsidiaries and an additional $718,236 of equity for notes receivable from members.

Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances.
Advances to affiliates, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

5. Fully Disclosed Clearing Agreement

During 2017, the Company and JTIL cleared all customer transactions through its fully disclosed agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated, a New York Stock Exchange member firm, and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2017, due from broker was $21,038,886, which consists of cash. JTC cleared all customer transactions through its

5. Fully Disclosed Clearing Agreement (continued)

fully disclosed agreement with Fidelity Clearing Canada ULC, a Toronto Stock Exchange member firm. At December 31, 2017, the due from broker was $3,935,852, which consists of cash.

6. Notes Receivable

At December 31, 2017, notes receivable amounted to $718,236, which consists of loans from the Company to employees to purchase stock in Jones & Associates, Inc. (J&A). Loans from the Company to employees to purchase stock in J&A are reported as a reduction of members' equity. The majority of the notes are full-recourse promissory notes bearing interest at approximately 1.73% and are collateralized by the stock purchased. Principal and interest are paid through owners' distributions of income on a monthly basis. The Company received cash repayments from members in the amount of $313,562 for the year ended December 31, 2017.

Interest income earned on these notes for the year ended December 31, 2017, was $11,480.

7. Retirement and Deferred Compensation Plans

Retirement Plan

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any employee who has completed six months of service shall be eligible to participate. An eligible employee shall become a participant effective as of the first day of the month following the date that the employee met the eligibility requirements, as previously discussed.

The Company also makes profit-sharing contributions to the accounts of employees. For the year ended December 31, 2017, the Company contributed 4% of salaries for certain non-highly compensated employees to the plan and up to $32,400 to the account of certain highly compensated participants. The contribution rate is variable and is determined by the Company on an annual basis. The total contributions to be made for the year ended December 31, 2017, were approximately $1,049,204.

Deferred Compensation Plan

On July 1, 2008, the Company implemented a 409A deferred compensation plan (the Plan). The Plan is intended to provide certain employees the opportunity to defer compensation on a pretax basis. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement, or "in service" either in a lump sum or

7. Retirement and Deferred Compensation Plans (continued)

in quarterly installments over 5, 10, or 15 years. The Company's contributions into this Plan are discretionary and may be granted to key employees annually based on the employee's performance. Participants generally vest in Company contributions over a three-to-four-year period. The deferred compensation liability for the year ended December 31, 2017, was $13,951,740 and is included in accrued compensation payable.

Company-Owned Life Insurance (COLI) Policies

The Company purchased COLI contracts insuring employees eligible to participate in the 409A deferred compensation plan. The gross cash surrender value of these contracts was $10,571,160 and is included in other assets in the accompanying consolidated statement of financial condition as of December 31, 2017. There were no outstanding policy loans as of December 31, 2017. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation arrangements.

8. Leases

The Company leases office space and equipment under non-cancelable operating lease agreements which expire on various dates through 2021. At December 31, 2017, the future minimum obligations under these agreements were as follows:

Year ended December 31:	
2018	$ 2,373,671
2019	2,060,078
2020	1,824,771
2021	1,119,075
Thereafter	1,164,660
Total	$ 8,542,255

Certain leases contain renewal options and escalation clauses, the latter of which are factored into future minimum lease commitments.

9. Members' Equity

At December 31, 2017, the Company's equity consists of units of the Company, of which there are 30,000,000 units authorized and 24,607,123 units outstanding. Approximately 86.9% of these units are owned by J&A. The remaining units are owned by current and former employees.

Under state law and the Company's operating agreement, members cannot be liable for more than their original capital contribution.

On November 4, 2015, the amended its Operating Agreement to authorize 3,000,000 Profits Participating Units (PPUs), which permit the holder to participate in all future profits of the Company. PPUs have no value on the date they are granted. The Company records the share of the Company's profits earned by the PPUs as compensation expense. If an employee terminates his or her employment with the Company, vested PPUs are repurchased at the PPU capital balance. The total capital balance of all PPUs at December 31, 2017, was $0. The carrying value of the PPUs approximates the fair value.

10. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2017, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2017. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

11. Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (seven years), data processing equipment (five years), and leasehold improvements (over the lease term). The Company also capitalizes qualified expenses related to software and project development. In the current year, no such assets are included in the data processing equipment class.

11. Leasehold Improvements and Equipment (continued)

A summary of the Company's property and equipment as of December 31, 2017, is as follows:

Furniture and fixtures	$ 3,483,875
Data processing equipment	4,646,137
Leasehold improvements	5,333,433
	13,463,445
Less: accumulated depreciation	11,887,762
Leasehold improvements and equipment, net	$ 1,575,683

12. Commitments and Contingencies

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

Certain conditions may exist as of the date the consolidated financial statement is issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business and financial position.

12. Commitments and Contingencies (continued)

Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

13. Subsequent Events

The Company evaluates subsequent events for recognition and disclosure through the date this financial statement is available to be issued.